FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2015

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG wins geophysical survey projects in Papua New Guinea

Paris, France – January 14, 2015

CGG announced today that it has been awarded both a land seismic and an airborne gravity survey by InterOil Corporation to assess the hydrocarbon potential of their acreage in Papua New Guinea.

CGG’s airborne group is to conduct a large FALCON® Airborne Gravity Gradiometer (AGG) survey to acquire 11,000 line km of high-resolution data with fixed-wing aircraft and 25,700 line km using rotary-wing aircraft, better suited to acquiring high-resolution measurements in the rugged terrain.

The 2D conventional land seismic award comprises a 465 km survey in InterOil’s southern PPL474 and 476 permits (the Murua survey) and may include additional coverage totalling in excess of 200km to the north over their Triceratops and Raptor discoveries. To ensure robust operations in challenging operating conditions CGG will deploy 2,100 Sercel UNITE cable-free channels and autonomous seismic source technology during the two-part survey which is due to start in January and end in August 2015. CGG’s Bangkok imaging center will process the land seismic data as part of the integrated service CGG is offering InterOil.

Jean-Georges Malcor, CEO, CGG, said: “CGG was a natural choice for these surveys given the long-term partnership we have developed with InterOil in the Asia-Pacific region over the last seven years. The awards also recognise both our ability to supply a fully integrated exploration solution and our capability to tightly integrate the interpretation using both the airborne geophysics and the land seismic data into a “Basin in a Box” multi-physics solution which will be highly beneficial to InterOil. They are an excellent example of how CGG’s unique range of fully integrated products and services can successfully come into play and bring significant added value to our clients’ exploration challenges.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date January 14th, 2015	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO